TIOMIN RESOURCES INC.

PRESS RELEASE

Tiomin Reports First Drilling Results from 15,500 Meter Program at Pukaqaqa Copper-Gold Project in Peru

Toronto, Canada. April 19, 2007. Tiomin Resources Inc. ("Tiomin" or the "Company") (TSX: TIO) is pleased to report the drill results of the first 35 holes of a 15,500 meter drilling program at its Pukaqaqa copper-gold project located in central Peru. Tiomin is earning a 49% interest in the project from Compañia Minera Milpo S.A. ("Milpo"), a well established Peruvian mining company.

Milpo, the operator of the project, has completed the drilling program that started in August 2006. The company has received complete assay results for the first 35 holes totaling 8,203 meters. The drilling program was carried out systematically, starting from the north end of the Blanket Norte towards the Blanket Sur.

Highlights of the program include:

Hole No.	From (m)	To (m)	Length (m)	Cu (%)	Au (g/t)	Zone
PND-06-124	430.6	485.8	**55.2**	**1.07**	0.52	Northern Blanket
PND-06-127	21.0	105.0	**84.0**	**0.51**	-	Northern Blanket
PND-06-135	8.3	73.6	**65.3**	**0.75**	-	Northern Blanket
PND-06-137	321.0	367.45	**46.45**	**1.02**	0.26	Gaby breccia
PND-06-138	225.8	290.8	**65.0**	**0.88**	0.19	Gaby brec./Nort. Blanket
PND-06-140	315.6	343.1	**27.5**	**0.94**	0.25	Gaby breccia
PND-06-142	104.4	178.8	**74.4**	**0.48**	0.10	Northern Blanket
PND-06-143	332.1	375.9	**43.8**	**1.01**	0.33	Gaby breccia
PND-06-144	107.9	150.4	**42.5**	**1.26**	0.20	Gaby breccia
PND-06-145	15.7	125.7	**110.0**	**0.65**	-	Northern Blanket
PND-06-147	289.5	412.2	**122.7**	**1.28**	0.35	Gaby breccia
PND-06-148	3.6	164.9	**161.3**	**0.60**	-	Northern Blanket
PND-06-149	45.3	131.8	**86.5**	**1.08**	0.18	Gaby brec./Nort. Blanket

The results from the infill drilling program indicate that both the Blanket Norte and the Gaby Breccia have substantial variability in grade and volume, which will require a tighter spacing to upgrade the resource to the measured and indicated categories. The Blanket Norte is now wider than initially interpreted towards the southwest but has decreased in width towards the northwest. A relatively higher grade mineralized zone joins the Northern and Southern Blanket deposits, extending for 200 metres with a width ranging from 50 to 100 metres to a depth of 170 metres.

The Blanket Norte and the Blanket Sur zones are essentially flat-lying mineralized skarn deposits that are flanked to the east by the steeply dipping Gaby Breccia and Monica Breccia zones and to the west by the Raurac Breccia zone.

The Pukaqaqa deposit contains a measured and indicated resource of 17.1 million tonnes grading 0.54% copper and 0.071 g/t gold (204 million pounds of copper and 39,000 ounces of gold) and an inferred

dlw 4/26

resource of 114.6 million tonnes grading 0.60% copper and 0.096 g/t gold (1.5 billion pounds of copper and 354,000 ounces of gold), using a 0.30% copper cut-off grade. The objective of the current drilling program is to convert a large portion of the inferred resource to the indicated resources and start a pre-feasibility study for the development of project. This study would contemplate the development of an open pit mine together with a flotation plant. Tiomin released the results of a preliminary economic assessment study on February 6, 2007.

A detailed assay result table for holes PND-06-120 to 154 is posted on the Company's website under Pukaqaqa project.

Quality Assurance/Quality Control and Qualified Person

Milpo has implemented a Quality Control program to ensure the accuracy in the collection and analysis of samples. Drill core (mainly HQ size) is sampled at two metres interval on average and split in half using a diamond saw. One half of the core is archived at the core storage facility on site while the other half is crushed, pulverized, split and a 250 gram portion is assayed at Actlabs Skyline Peru SAC (subsidiary of Activation Laboratories Ltd.). Actlabs have an ISO 9001:2000 certification in exploration and mineral preparation; gold determination by fire assay method, atomic absorption and gravimetry; and atomic absorption determination of Ag, Cu, Zn, As, Ni, Bi, Fe, Mn, and Mo. Accuracy of results is tested through the systematic inclusion of standards, field blanks and duplicate samples. The standards are prepared by SGS Peru, categorized into low, medium and high grade.

The Pukaqaqa exploration program is being managed by Mr. Jorge Hinostroza, Exploration Manager for Compañia Minera Milpo S.A.A. Mr. Robbert Borst, Vice president - Project Development for Tiomin, a Qualified Person within the meaning of National Instrument 43-101, has verified and approved the data disclosed in this release.

For further information, please contact Tiomin at (416) 350-3779 Jean Charles Potvin, CEO, ext. 227 or Robert Jackson, President, ext. 230. Visit the Company's website at www.tiomin.com.

Certain of the information contained in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those respect to the prices of metals and minerals, estimated future production, estimated costs of future production and the Company's sales policy, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any forecast results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual prices of copper and gold, the actual results of current exploration, development and mining activities, changes in project parameters as plans continue to be evaluated, as well as those factors disclosed in the Company's documents filed from time to time with the Ontario Securities Commission.

Table 1. Summary Drill Results for the Pukaqaqa Project

Hole No.	Azimut	Dip	Depth	Zone		From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Cut Off %
PND-06-120	230.0	-70	150.7			No Significant Intercepts							
PND-06-121	230.0	-45	150.9	Northern Blanket		2.6	15.95	13.35	-	3.51	0.60	0.05	0.30
						71.6	85.6	14.0	-	3.44	0.59	0.04	0.30
PND-06-122	198.0	-60	358.0			No Significant Intercepts							
PND-06-123	0.0	-90	200.6	Northern Blanket		14.1	24.1	10.0	-	3.98	0.78	0.25	0.50
						89.5	98.5	9.0	-	4.72	0.57	0.11	0.30
						146.5	193.1	46.6	-	4.03	0.44	0.13	0.30
					Inc.	152.5	182.5	30.0	-	4.73	0.54	0.19	0.50
PND-06-124	202.0	-64	522.0	vein in MBL		247.1	259.1	12.0	0.03	4.93	0.49	0.68	0.30
				Gaby Breccia		310.6	314.6	4.0	0.05	10.85	0.88	0.14	0.50
				Northern Blanket		**430.6**	**485.8**	**55.2**	0.52	5.49	**1.07**	0.03	0.30
					Inc.	430.6	444.6	14.0	-	2.81	1.04	0.02	0.50
					Inc.	462.6	476.15	13.55	2.03	13.64	2.57	0.07	1.00
PND-06-125	230.0	-65	182.3	Northern Blanket		59.0	73.0	14.0	0.09	4.44	0.31	0.03	0.30
						127.0	175.0	48.0	-	3.13	0.37	0.02	0.30
PND-06-126	230.0	-65	237.4	Northern Blanket		46.0	54.0	8.0	-	2.15	0.32	0.06	0.30
						137.2	163.2	26.0	-	3.07	0.31	0.11	0.30
						205.2	225.2	20.0	-	2.65	0.38	0.01	0.30
PND-06-127	230.0	-60	162.6	Northern Blanket		**21.0**	**105.0**	**84.0**	-	1.60	**0.51**	0.02	0.30
					Inc.	21.0	39.0	18.0	-	1.48	0.62	0.01	0.50
					Inc.	59.3	79.3	20.0	-	1.47	0.80	0.01	0.50
PND-06-128	230.0	-65	280.1	Gaby Breccia		192.0	202.05	10.05	0.07	7.07	0.54	0.17	0.30
				Northern Blanket		272.25	280.1	7.85	0.10	5.54	0.73	0.12	0.50
PND-06-129	219.0	-49	400.8	vein in MBL		39.6	67.6	28.0	0.02	17.33	2.12	2.93	0.50
					Inc.	39.6	61.6	22.0	-	20.04	2.54	3.48	1.00
				Gaby Breccia		322.6	361.8	39.2	0.15	5.04	0.72	0.06	0.50
				Northern Blanket		376.55	400.8	24.25	0.14	3.93	0.56	0.05	0.30
PND-06-130	230.0	-70	343.0	Gaby Breccia		298.7	306.1	7.4	0.11	5.00	0.46	0.06	0.30
				Northern Blanket		314.1	334.1	20.0	0.11	4.62	0.43	0.04	0.30
PND-06-131	230.0	-68	272.9	Gaby Breccia		173.0	175.0	2.0	-	6.60	0.68	0.21	0.50
				Northern Blanket		182.65	194.65	12.0	-	4.73	0.35	0.25	0.30
						222.65	244.65	22.0	-	4.69	0.83	0.14	0.30
					Inc.	224.65	240.65	16.0	-	4.98	0.98	0.14	0.50
PND-06-132	197.0	-49	408.0	vein in MBL		32.5	43.4	10.9	0.37	137.00	1.89	1.95	1.00
				Gaby Breccia		351.4	379.0	27.6	0.22	5.99	0.74	0.02	0.50
					Inc.	373.0	377.0	4.0	0.45	7.75	1.57	0.02	1.00
PND-06-133	230.0	-60	188.1	Northern Blanket		10.9	45.0	34.1	-	2.33	0.40	0.01	0.30
						53.0	67.0	14.0	-	4.21	0.36	0.02	0.30
PND-06-134	50.0	-49	230.4	Northern Blanket		20.0	54.0	34.0	-	5.29	0.78	0.01	0.30
					Inc.	20.0	36.0	16.0	-	9.63	1.30	0.02	1.00
						102.0	180.0	78.0	-	2.81	0.46	0.02	0.30
					Inc.	102.0	112.0	10.0	-	4.00	0.88	0.01	0.50
PND-06-135	230.0	-50	184.7	Northern Blanket		**8.3**	**73.6**	**65.3**	-	2.94	**0.75**	0.01	0.50
						117.3	143.3	26.0	-	1.93	0.36	0.03	0.30
PND-06-136	230.0	-59	203.1	Northern Blanket		6.0	28.0	22.0	-	2.54	0.38	0.05	0.30
						74.0	145.7	71.7	-	1.80	0.57	0.03	0.30
					Inc.	80.0	110.5	30.5	-	1.59	0.81	0.02	0.50

Hole No.	Azimut	Dip	Depth	Zone		From	To	Length	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Cut Off %
PND-06-137	199.0	-35	367.5	Gaby Breccia		**321.0**	**367.45**	**46.45**	0.26	5.74	**1.02**	0.08	0.30
PND-06-138	199.0	-50	290.8			**225.8**	**290.8**	**65.0**	0.19	2.59	**0.88**	0.02	
				Gaby Breccia	Inc.	225.8	245.4	19.6	0.34	4.03	1.51	0.04	1.00
				Northern Blanket	Inc.	245.4	290.8	45.4	0.13	1.97	0.61	0.01	0.30
				Northern Blanket	Inc.	245.4	262.8	17.4	0.24	2.95	1.10	0.01	1.00
PND-06-139	230.0	-60	121.8	Northern Blanket		19.1	69.1	50.0	-	2.88	0.42	0.05	0.30
PND-06-140	228.0	-67	354.3	Gaby Breccia		315.6	343.1	27.5	0.25	4.14	0.94	0.11	0.30
					Inc.	315.6	322.4	6.8	0.30	6.34	1.05	0.40	0.50
PND-06-141	50.0	-70	105.3	Northern Blanket		29.1	73.1	44.0	-	2.05	0.41	0.02	0.30
					Inc.	35.1	49.1	14.0	-	2.53	0.55	0.02	0.50
						87.1	99.1	12.0	-	1.85	0.34	0.01	0.30
PND-06-142	230.0	-63	230.2	Gaby Breccia		98.4	104.4	6.0	0.39	9.00	1.60	0.03	1.00
				Northern Blanket		**104.4**	**178.8**	**74.4**	0.10	3.57	**0.48**	0.01	0.30
					Inc.	104.4	128.3	23.9	0.12	5.05	0.57	0.02	0.50
					Inc.	139.4	172.8	33.4	0.11	3.08	0.50	0.01	0.50
PND-06-143	251.0	-67	416.0	Gaby Breccia		**332.1**	**375.9**	**43.8**	0.33	5.86	**1.01**	0.20	0.50
					Inc.	358.1	372.7	14.6	0.39	5.98	1.47	0.08	1.00
PND-06-144	230.0	-65	152.0	Gaby Breccia		**107.9**	**150.4**	**42.5**	0.20	5.62	**1.26**	0.07	0.50
					Inc.	111.9	146.8	34.9	0.22	5.78	1.38	0.05	1.00
PND-06-145	50.0	-60	151.2	Northern Blanket		**15.7**	**125.7**	**110.0**	-	2.69	**0.65**	0.02	0.30
					Inc.	31.7	99.7	68.0	-	2.93	0.80	0.02	0.50
PND-06-146	225.0	-45	121.5	Gaby Breccia		110.2	121.5	11.3	0.10	4.27	0.79	0.13	0.50
PND-06-147	191.0	-65	473.4	Gaby Breccia		**289.5**	**412.2**	**122.7**	0.35	4.92	**1.28**	0.05	0.30
					Inc.	325.5	406.2	80.7	0.42	5.54	1.59	0.05	1.00
				Northern Blanket		446.9	473.4	26.5	0.40	4.14	1.50	0.05	0.50
PND-06-148	230.0	-70	164.9	Northern Blanket		**3.6**	**164.9**	**161.3**		3.27	**0.60**	0.03	0.30
					Inc.	3.6	43.6	40.0		2.96	0.66	0.04	0.50
					Inc.	81.6	115.6	34.0		3.05	0.76	0.02	0.50
					Inc.	127.6	153.8	26.2		3.61	0.64	0.03	0.50
PND-06-149	235.0	-45	131.8			**45.3**	**131.8**	**86.5**	0.18	6.13	**1.08**	0.10	
				Gaby Breccia	Inc.	45.3	87.9	42.6	0.20	7.35	1.12	0.16	0.50
					Inc.	56.6	87.9	31.3	0.21	6.45	1.27	0.12	1.00
				Northern Blanket	Inc.	87.9	131.8	43.9	0.16	4.95	1.04	0.05	0.50
					Inc.	95.9	111.9	16.0	0.20	5.80	1.48	0.05	1.00
PND-06-150	50.0	-50	70.0	ENSK in Raurac Breccia		15.5	23.5	8.0	0.00	5.35	0.53	0.53	0.30
PND-06-151	0.0	-90	167.5	Gaby Breccia		36.7	44.7	8.0	0.24	9.88	0.37	0.09	0.30
				Northern Blanket		44.7	74.7	30.0	0.10	4.49	0.38	0.07	0.30
PND-06-152	0.0	-90	103.3	Northern Blanket		15.15	91.25	76.1		4.24	0.36	0.04	0.30
					Inc.	15.15	39.15	24.0		5.32	0.35	0.07	0.30
					Inc.	55.15	91.25	36.1		3.98	0.41	0.03	0.30
PND-06-153	230.0	-44	202.7	Monica Breccia		37.4	49.8	12.4	0.08	5.65	0.44	0.23	0.30
PND-06-154	230.0	-50	103.5	Northern Blanket		42.4	83.4	41.0		1.74	0.51	0.01	0.30

Note: True width for the Northern Blanket is estimated to be 63 to 100% of the drilled length, except for holes 124 and 147 where true width is estimated at 34 to 38%. True width for the Gaby Breccia is estimated to be 30 to 95% of the drilled length.

END